

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 22, 2020

BY EMAIL

Brandon J. Cage
Assistant Vice President, Counsel
Law Department
Pacific Life Insurance Company
Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, California 92660

Re: Separate Account A of Pacific Life Insurance Company ("PLIC") - Registration
        Statement on Form N-4 (File Nos. 811-08946 and 333-240070) ("PLIC Registration
        Statement"); and Separate Account A of Pacific Life & Annuity Company ("PLAC") -
        Registration Statement on Form N-4 (File Nos. 811-09203 and 333-240071) ("PLAC
        Registration Statement")

Dear Mr. Cage:

        The staff has reviewed the above-referenced initial registration statements on Form N-4
filed by PLIC and PLAC (each, a "Company") under the Securities Act of 1933 as amended, and
the Investment Company Act of 1940, as amended, on July 24, 2020 (each, a "registration
statement"). All capitalized terms not otherwise defined herein have the respective meanings
given to them in the registration statements.

GENERAL

1. Our comments are made with respect to the PLIC Registration Statement and reference page
    numbers in that registration statement. Unless otherwise specified, please apply these
    comments to the parallel disclosure in the PLAC Registration Statement.

2. Please confirm that all missing information, including all exhibits, will be filed in pre-
    effective amendments to the registration statements. We may have additional comments on
    such portions when you complete them in the pre-effective amendments, on disclosures made
    in response to this letter, on information supplied supplementally, or on exhibits filed in the
    pre-effective amendments.

3. Where a comment is made with regard to disclosure in one location of a registration
    statement, it is applicable to all similar disclosure appearing elsewhere in the registration
    statement.

4. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any contract features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contracts issued by its separate accounts.

PROSPECTUS

Cover Page

5. Please add the following or similar disclosure to the first paragraph of the cover page:

> The advisory fee that the investment advisor charges the Contract Owner is covered in a separate agreement between the Contract Owner and the investment advisor, and is separate from and in addition to the fees and expenses for the variable annuity that are described in the Prospectus. If the Contract Owner elects to pay this advisory fee from his or her Contract Value, then this deduction may reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. For further details, please contact [   ].

Overview

6. The font size for the Overview disclosure is larger than the font size for subsequent disclosure, which could give the impression that the sections in smaller font are less important. Please consider using the same size font so as not to discourage investors from reading the disclosure in smaller font. If the Company would like to highlight the disclosure in the Overview section, please consider alternative methods for doing so (*e.g.*, by indenting or using italics).

7. In response to a staff comment, the following disclosure was added to each Company's registration statement (file nos. 333-236927 and 333-236928) filed on August 14, 2020 (each, a "Prior Filing"). Please add the same or similar disclosure to the Overview and also note that the website contains information about Pacific Life's financial strength and claims-paying ability.

> An outbreak of a respiratory disease caused by a novel coronavirus designated as COVID-19 has spread internationally and has been declared a global pandemic. The duration of the pandemic and any future effects of COVID-19 are unknown. Please visit https://www.pacificlife.com/home/pacific-life-update.html for our commitment to you during this challenging time.

Contract Basics (p. 8)

8. The disclosure below is made in other parts of the Prospectus (*see* cover page and "Withdrawals—Optional Withdrawals—Withdrawals to Pay Advisory Fees"). In light of the

fact that this Contract will be sold to Contract Owners that have engaged an investment advisor, please add the following or substantively similar disclosure in this section:

> The variable annuity contract offered under the Prospectus is intended to be purchased by Contract Owners that have engaged an investment advisor for ongoing investment advisory services and the investment advisor will manage their Contract Value for an advisory fee. The advisory fee that the investment advisor charges the Contract Owner is covered in a separate agreement between the Contract Owner and the investment advisor, and is separate from and in addition to the fees and expenses for the variable annuity that are described in the Prospectus.

9. For clarity, please replace the fourth sentence in the first paragraph of this section with the following:

> The Contract Owner may elect to pay the applicable advisory fee for services provided by the Contract Owner's investment advisor from the Contract Value, provided the Contract Owner has completed the Advisory Authorization form.

10. In light of the Private Letter Ruling's limitation on the amount of advisory fees that may be withdrawn from Contract Value annually (*i.e.*, 1.5% of Contract Value), please supplementally explain why the Companies are not imposing a 1.5% cap on the amount that can be withdrawn from Contract Value annually for advisory fees.

11. In the fourth paragraph please also add that amounts withdrawn from Contract Value to pay for the advisory fee may be subject to federal and state income taxes and a 10% federal penalty tax and include a cross reference to the relevant tax discussion in the Prospectus.

12. The fifth paragraph states "[t]his Contract may not be the right one for you if you need to withdraw money for short-term needs, because tax penalties for early withdrawal may apply." Please provide a cross reference to the relevant tax discussion.

13. Please bold the following sentence in the ninth paragraph: "[i]t is important to know that IRAs and qualified plans are already tax-deferred which means the tax deferral feature of a variable annuity does not provide a benefit in addition to that already offered by an IRA or qualified plan. An annuity contract should only be used to fund an IRA or qualified plan to benefit from the annuity's features other than tax deferral."

Your Right to Cancel ("Free Look") (p. 9)

14. For consistency with the fourth sentence in this section, in the fifth sentence of the section, please add "plus any amounts deducted as Contract fees and charges" immediately after "or the Contract Value." Please also make the corresponding change in both places it appears under "Right to Cancel ("Free Look")" on page 39.

Withdrawals (p. 10)

15. Please disclose in this section that if a Contract Owner owns an Optional Death Benefit rider, taking a withdrawal may result in a reduction in rider benefits. Also, disclose that withdrawing advisory fees in excess of the annual rate of 1.5% of the Contract Value could reduce the Death Benefit Amount by substantially more than the actual amount of the withdrawal.

Fees and Expenses (pp. 12-13)

16. In the first paragraph under "Fees and Expenses" please state that advisory fees payable for services provided by the Contract Owner's investment advisor from Contract Value or other assets of the Contract Owner are not reflected in Contract Transaction Expenses or Periodic Expenses, and that if such charges were reflected, the fees and expenses would be higher.

17. Under "Contract Transaction Expenses" the Company states "[w]e generally charge state premium taxes and/or other taxes when you annuitize your Contract, but there are other times when we charge them to your Contract instead. Please see your Contract for details." Please include a cross reference to the relevant discussion in the Prospectus regarding deductions for state premium taxes and/or other taxes and state that details specific to the Contract Owner are contained in the Contract.

18. The disclosure following the table under "Periodic Expenses" states that "[t]he Mortality and Expense Risk Charge, the Administrative Fee, and the Platform Fee will not continue after the Annuity Date if fixed annuity payments are elected. If variable annuity payments are elected, the charges will continue after the Annuity Date." Please also state that the Death Benefit Rider Charge will not continue after the Annuity Date, regardless of whether fixed or variable annuity payments are elected.

Total Annual Fund Operating Expenses (p. 13)

19. Please insert "distribution and/or service fees (12b-1 fees) (currently, none of the Portfolios offered have a 12b-1 fee)" in the parenthetical "(including management fees and other expenses)".

Examples (p. 14)

20. In the third sentence of the section, please add "maximum charge for the" immediately prior to "Return of Purchase Payments Death Benefit".

21. The introduction to Examples states: "[t]he maximum amounts reflected below include the maximum periodic Contract expenses, Contract Transaction Expenses, Separate Account annual expenses and the Portfolio with the highest fees and expenses for the year ended December 31, 2019… The minimum amounts reflected below include the minimum periodic Contract expenses, Separate Account annual expenses and the Portfolio with the lowest fees

and expenses for the year ended December 31, 2019." Please (a) revise the references to "periodic Contract expenses" to "Periodic Expenses" to align with the expense table; (b) remove reference to Contract Transaction Expenses as there are currently none; and (c) remove the separate references to "Separate Account annual expenses" as these are subsumed under Periodic Expenses. Also state that the examples do not reflect any advisory fees paid to the Contract Owner's investment adviser from Contract Value or other assets of the Contract Owner, and that if such fees were reflected, costs would be higher.

How Your Purchase Payments Are Allocated

Transfers and Market-timing Restrictions (pp. 25-26)

22. Please remove the first two sentences under "Transfers" consistent with changes made in the Company's Prior Filing.

23. The Company states that "[i]f the 25-transfer limit has been reached, we reserve the right to charge a fee for each additional transfer." Please disclose whether notice will be given to Contract Owners prior to the Company's decision to start imposing a transfer charge.

Charge, Fees and Deductions

Fund Expenses (p 28)

24. In the first sentence, please replace "any service fees," with "any distribution and/or service fees (12b-1 fees) (currently, none of the Portfolios offered have a 12b-1 fee)".

Annuitization

Choosing Your Annuity Option—Annuity Options (pp. 30-31)

25. Under Annuity Options 2 and 4 (Life with Period Certain and Period Certain Only, respectively) please add "and no annuity payments would be made" to the end of the penultimate sentence under each option.

26. Under Annuity Options 2 and 4 (Life with Period Certain and Period Certain Only, respectively) the last sentence states "[i]f the Annuitant dies after the first payment has processed, payments may continue for any remainder of the Period Certain time frame." If accurate, please change "may continue" to "will continue." Otherwise, please supplementally explain why the payments "may continue" rather than "will continue" for any remainder of the Period Certain timeframe.

27. In the paragraph that begins "[a]dditionally, if you have a Non-Qualified Contract and variable payments are elected under Annuity Options 2 and 4 …" please describe what happens after a Contract Owner elects a partial redemption under Annuity Option 4.

28. In Annuity Option 3. Joint and Survivor Life, consistent with the Prior Filing, please replace "[i]f an Annuitant dies prior to the first payment …" with "[i]f one or both Annuitants die prior to the first payment …".

29. In its Prior Filing, the Company made the following disclosure in bold, "[i]f you have a Qualified Contract, there may be adverse tax implications if you elect to redeem any remaining variable payments in a single sum. Work with your tax advisor before making such an election." Please reinsert this disclosure or supplementally explain why the disclosure is no longer relevant.

Choosing Your Annuity Option—Other Annuity Options (pp. 31-32)

30. Under the option Joint Life with Period Certain (fixed and variable), the Company states: "[a]fter the death of the Primary Annuitant, periodic payments will continue to be made during the lifetime of the secondary Annuitant named in the election. You may choose to have payments guaranteed from 5 through 30 years (in full years only)." Please clarify whether the period certain feature is available only with respect to the Primary Annuitant or whether the period certain feature can also be applied to the secondary Annuitant.

31. Under the option Joint Life with Period Certain (fixed and variable), (a) in the penultimate sentence of the paragraph, consistent with the Prior Filing, please replace "[i]f an Annuitant dies prior to the first payment …" with "[i]f one or both Annuitants die prior to the first payment …"; and (b) in the last sentence of the paragraph please change "may continue" to "will continue" or supplementally explain why the payments "may continue" rather than "will continue" for any remainder of the Period Certain timeframe.

Your Annuity Payments (pp. 32-33)

32. Under "Amount of the First Payment," please plain English the following sentence: "[a] lower assumed rate would mean a smaller first payment and a more favorable threshold for increases and decreases."

Death Benefits and Optional Death Benefit Riders (pp. 33-37)

33. Please include the heading "Optional Death Benefit Riders" immediately above the following disclosure on page 35: "[r]iders are subject to availability and may be discontinued for purchase at any time without prior notice. Before purchasing any rider, make sure you understand all of the terms and conditions and consult with your investment advisor for advice on whether a rider is appropriate for you."

34. Under both the "Return of Purchase Payments Death Benefit" and "Return of Purchase Payments Death Benefit II" please: (a) explain how "Contract Value" is determined for purposes of calculating "Excess Advisory Fees"; (b) delete the reference to "(Advisory Fee Cap)" in the definition of "Excess Advisory Fees" as it suggests that the Company imposes a

fee cap; and (c) state that Contract Owners should discuss with their financial advisors the impact of deducting advisory fees from Contract Value prior to making any election.

Withdrawals

Optional Withdrawals (pp. 37-38)

35. In the last sentence in the second paragraph, please change "motice" to "notice".

Optional Withdrawals—Withdrawals to Pay Advisory Fees (p. 38)

36. Please disclose how and when the advisory fee will be deducted (e.g., *pro rata* from each investment option on an annual basis).

37. In the first sentence of the second paragraph under "Withdrawals to Pay Advisory Fees," please change "withdraws" to "withdrawals."

38. The Company states "[y]our investment advisor will be solely responsible for the accuracy of any such advisory fee payment calculation as well as the frequency or reasonableness of each withdrawal request to pay advisory fees. We have no duty to inquire into the amount of the Contract Value withdrawn." We note that the Company is responsible for ensuring that it accurately processes all Contract transactions, including those submitted pursuant to an executed Advisory Authorization form. Please add disclosure delineating the Company's responsibility in this regard.

39. Please provide a brief description of the Advisory Authorization form, including how it may be amended and terminated.

40. The Company states that "[w]ithdrawals from your Contract to pay advisory fees reduces the Contract Value by the withdrawal amount." Please also state here that if the Contract Owner purchases a Return of Purchase Payments Death Benefit rider, withdrawals for advisory fees that exceed an annual rate of 1.5% of the Contract Value could reduce the Death Benefit Amount by substantially more than the actual amount of the withdrawal.

Effective Date of Withdrawal Requests (p. 38)

41. Please add a discussion to this section regarding the timing of payments for withdrawals and, if appropriate, please add a cross reference to the discussion under "Timing of Payments and Transactions" on page 52.

Tax Consequences of Withdrawals (p. 38)

42. In the second sentence under the section, please add a reference to permitting withdrawals of advisory fees pursuant to an Advisory Authorization.

Federal Tax Issues (pp. 40-48)

43. Please revise the disclosure in the first sentence under "Taxes Payable on Withdrawals Prior to the Annuity Date" to state that advisory fees paid to an investment advisor in excess of 1.5% of the Contract Value during a calendar year will be taxable.

Additional Information

State Considerations—California (pp. 54-58)

44. Since no annual fee will be imposed, please remove the reference to "less any Annual Fee" from the discussion under "Death Benefits and Optional Death Benefit Riders—Non-Natural Owner" on page 56.

Financial Highlights (Condensed Financial Information) (p. 64)

45. Please confirm supplementally that condensed financial information has not been provided for any Subaccount offered under the Contract because no such Subaccount has commenced operations as of the date of the Prospectus. Alternatively, if any Subaccount has been previously made available under any other contract offered through the same separate account (*e.g.,* the other contract has the same underlying fund option and same total separate account expense), then please include in the Prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). (See Instruction 1 to Item 4(a) of Form N-4.)

STATEMENT OF ADDITIONAL INFORMATION

Performance—Total Returns—Average Annual Total Return (p.1)

46. Please state that yields and total returns for the Sub-Accounts do not reflect any advisory fees paid to financial advisors from Contract Value, and that if such fees were reflected, performance would be lower.

PART C: OTHER INFORMATION

Item 24. Financial Statements and Exhibits

47. Per Rule 483(b), please file powers of attorney that specifically relate to this registration statement.

*   *   *   *

A response to this letter should be in the form of a pre-effective amendments filed pursuant to Rule 472 under the Securities Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments.

Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Companies and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.

Sincerely,
/s/ Yoon Choo
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
Sally Samuel, Branch Chief